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2009 NOV 30 A 11:18

Thursday 19 November 2009.

TESCO PLC – RETAILING SERVICES INVESTOR SEMINAR

Tesco PLC will this afternoon and tomorrow host a retailing services seminar for investors and analysts.

Members of the senior management of Tesco PLC will describe aspects of the business in some detail, in presentations and store tours.

No new material information will be disclosed in the seminar and a briefing pack, containing the presentations and other information distributed during the event, will be made available on our website at www.tesco.com/investorcentre.

Our next update to the market will be our third quarter statement, which will be released on 8 December 2009.

For further information:

Investor Relations: Mark George +44 1992 806 149

SUPPL

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